EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2003	2004	2005	2006	2007
Fixed charges:
Interest expense	$16,672	$15,972	$24,770	$17,794	$17,630
Amortization of capitalized expenses related to debt	954	924	754	714	714
Rental expense factor	1,221	1,208	1,268	1,245	1,235

Total fixed charges before capitalized interest	18,847	18,104	26,792	19,753	19,579
Capitalized interest	131	24	46	50	59

Total fixed charges	$18,978	$18,128	$26,838	$19,803	$19,638

Earnings available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$8,589	$10,401	$(1,653)	$6,019	$12,593
Add fixed charges before capitalized interest	18,847	18,104	26,792	19,753	19,579

Total earnings available for fixed charges	$27,436	$28,505	$25,319	$25,772	$32,172

Ratio of earnings to fixed charges (1)	1.45	1.57	0.94	1.30	1.64

(1)	For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above.